Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103-6996
www.drinkerbiddle.com

July 6, 2012

Via Edgar Transmission

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:  Edward Blatz

Re:	FEG Equity Access Fund LLC
File No. 811-22685

Dear Mr. Blatz:

The following responds to your comments to the registration statement on Form N-2 of FEG Equity Access Fund LLC (the “Fund” or the “Registrant”) filed with the Commission on April 2, 2012 (the “Registration Statement”).  Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement.

Prospectus

Summary of Fund Expenses (Page 2)

1.
In the table of fees and expenses, the line item under the heading "Member Transaction Expenses" provides for a Maximum Early Repurchase Fee of 5.00%. Please explain to us how charging this fee is consistent with Rule 13e-4(f)(8)(ii) under the Securities Exchange Act of 1934, which requires that all shareholders in a tender offer be paid the highest consideration paid to any other shareholder.

Based upon our experience, it has long been the staff’s position that imposing an early repurchase fee is consistent with Rule 13e-4(f)(8)(ii) (the “All Holders Rule”) under the Securities Exchange Act of 1934 (the “1934 Act”).  Most similarly structured investment companies utilize a similar fee, which is protective of shareholders.

2.
The Fund's annual expenses are provided under the heading "Annual Expenses (as a percentage of net assets, except as noted)." Please delete the qualifying term "except as noted," and make any necessary changes to the information provided in the table. See Item 3 of Form N-2.

“Except as noted” will be deleted from the first caption of the fee table as requested.

3.
The second line item under Annual Expenses provides that Interest Payments on Borrowed Funds are "N/A." Please clarify this line item by changing "N/A" to "None" if the Fund will not incur interest expense on any borrowings in its first year of operations.

The entry under “Interest Payments on Borrowed Funds” in the fee table will be changed to “None.”

4.
Footnote (2) to the table states that the Fund's annual Investment Management Fee is 0.85% of Fund assets. Please clarify this statement to provide that the Investment Management Fee is 0.85% of net assets.

The Registrant will make the requested change.

Summary of Principal Terms — The Fund — The Fund's Investment Objective (Page 3)

5.
This section states that FEG Investors, LLC, the Fund's Investment Manager, will allocate the Fund's capital among a number of independent investment advisers ("Portfolio Fund Managers") acting through pooled investment vehicles and/or managed accounts (collectively, "Portfolio Funds"). Please explain to us the details of this arrangement, including whether the Portfolio Funds may include separate and distinct pools of the Fund's capital managed by the Portfolio Fund Managers. Additionally, please explain to us whether the Portfolio Fund Managers will have investment advisory contracts with the Fund meeting the requirements of Section 15 of the Investment Company Act of 1940 (the "1940 Act"). Also, please revise this section to provide clarification of the details of the relationship between the Fund, the Portfolio Fund Managers and the Portfolio Funds.

The Portfolio Funds the Investment Manager selects for the Registrant are managed by independent Portfolio Fund Managers.  The Registrant’s investments in Portfolio Funds will not include separate and distinct pools of the Registrant’s assets managed by the Portfolio Fund Managers.  All of the Portfolio Funds will be bona fide third-party funds in which the Registrant will be one of several investors.  The Registrant will be a minority investor in the Portfolio Funds (typically owning less than 5% of each Portfolio Fund).

The investment in the Portfolio Funds will be made at the discretion of the Registrant’s Investment Manager.  The Portfolio Fund Managers are not providing a particular directed course of investment for the assets invested in them by the Registrant; rather, the Registrant is an investor entitled to a proportionate claim to the assets of each Portfolio Fund in which it invests.  The Registrant will act as an investor in the Portfolio Funds, and as such, will not enter into investment advisory contracts with the Portfolio Fund Managers.

6.	Since the name of the Fund is the FEG Equity Access Fund LLC, please provide a policy to invest, under normal circumstances, at least 80% of the value of Fund assets in equities. See Rule 35d-1(a)(2)(i) under the 1940 Act.

The Registrant’s name connotes a type of investment strategy, as opposed to a type of investment.  Therefore, the Registrant believes that it is not subject to this requirement under Rule 35d-1(a)(2)(i) (the “Names Rule”).  However, the Registrant invests, under normal circumstances, at least 80% of its assets in the equity securities (i.e., limited partnership interests) of Portfolio Funds (and substantially all of those Portfolio Funds focus on the equity markets).  The Registrant will add a policy to this effect.

Summary of Principal Terms — Interests in the Fund — Tax-Exempt Investors (Page 5)

7.
This section states that tax-exempt investors should consider whether an investment in FEG Equity Access Fund Ltd., a Cayman Islands corporate entity that invests in the Fund, is a more appropriate investment. Please explain to us why this statement does not constitute an offer of the Cayman Islands entity in violation of Section 7(d) of the 1940 Act, which prohibits offers and sales of foreign investment companies. In addition, please explain to us how the investment by the Cayman Islands entity in the Fund is consistent with Section 12(d)(1) of the 1940 Act.

FEG Equity Access Fund Ltd. is offered separately to tax-exempt investors.  The statement that tax-exempt investors should consider whether FEG Equity Access Fund Ltd. is a more appropriate investment given their situation is not an offer to sell shares of the Cayman Islands entity, but rather an explanation that an investment in the Registrant may not best suit tax-exempt investors.  FEG Equity Access Fund Ltd. is separately offered for sale pursuant to a private placement memorandum and has its own separate subscription agreement for investors who wish to invest in FEG Equity Access Fund Ltd.  Additionally, the Registrant notes that, unlike the majority of registered investment companies, the Registrant’s securities are sold pursuant to Rule 506 under the Securities Act of 1933, as amended (the “Securities Act”), rather than pursuant to a public offering.  Section 7(d) by its terms applies only to public offerings and cannot, therefore, be violated by mention in an offering document for a Rule 506 offering.  SEC staff precedent permits a foreign investment company, such as the FEG Equity Access Fund Ltd. to make a Rule 506 offering in the United States provided it has fewer than 100 beneficial owners.  See Touche Remnant (pub. avail. August 23, 1984).

The investment in the Registrant by FEG Equity Access Fund Ltd. is consistent with Section 12(d)(1) of the 1940 Act in that FEG Equity Access Fund Ltd. is a “feeder” fund that invests in the Registrant.  Pursuant to Section 12(d)(1)(E), securities of the Registrant are the only investment securities that FEG Equity Access Fund Ltd. owns.  FEG Equity Access Fund Ltd. also engages in “mirror voting” with respect to the other outstanding interests in the Registrant.  Per previous SEC guidance, FEG Equity Access Fund Ltd. does not have an underwriter, so the registration provisions of Section 12(d)(1)(E)(i) are inapplicable and FEG Equity Access Fund Ltd.’s investment in the Registrant meets the conditions of Section 12(d)(1)(E).

Summary of Principal Terms — Financial Terms — Organizational Expenses (Page 5)

8.
This section states that the Investment Manager paid the fees and expenses incurred in connection with the organization of the Fund and the initial offering of the Interests. However, the table of Annual Expenses (page 2) indicates that "Other Expenses" include the Fund's initial offering expenses. Please correct the apparent inconsistency in these statements.

The Investment Manager paid the fees and expenses incurred in connection with the initial organization of the Registrant as an unregistered fund-of-hedge-funds.  The “Other Expenses” section includes the expenses of the Registrant’s SEC registration under the Investment Company Act of 1940.  The Registrant will revise the table of Annual Expenses so that this notation indicates that “Other Expenses” includes the Fund’s registration expenses.

Summary of Principal Terms — Financial Terms — The Fund's Expenses (Page 6)

9.
The first paragraph of this section states that the Fund will bear all of its own expenses. Please clarify disclosure in this section by stating that the Fund, and therefore the Fund's investors, bear these expenses.

The Registrant will make the requested change.

Investment Objectives and Strategy — The Fund's Investment Objectives (Page 9)

10.
This section provides that the Fund's investment objective is not fundamental, and may be changed by the Board of Directors without Interest holder approval. Please include a statement regarding what, if any, advance notice will be provided to Interest holders in the event that the Fund's investment objective is changed.

The Registrant’s Board of Directors provide Interest holders with at least 60 days’ notice prior to changing the Registrant’s investment objective.  Disclosure to such effect will be added to the registration statement.

Investment Objectives and Strategy — Investment Strategy Description (Page 9)

11.
The fourth paragraph of this section states that the Fund may invest in derivatives. Please explain to us how the Fund's derivative investments will be valued for purposes of its 80% policy discussed in Comment 6. Additionally, please confirm to us that the Fund will not use the notional value of its derivative investments for purposes of its 80% policy.

The Registrant will not directly invest in derivatives.  The Registrant will be exposed to derivatives only to the extent that the Portfolio Funds in which it invests have derivative investments.

Investment Objectives and Strategy — Due Diligence, Investment Process and Ongoing Monitoring (Page 10)

12.
The third paragraph of this section states that the Investment Manager is not subject to any investment policies in managing the Fund's assets. Since the Fund is subject to various investment policies, please delete this statement.

The Registrant will revise the last sentence of the paragraph in question to read:  “However, the Investment Manager is not subject to any formal diversification policies in managing the Fund’s assets.”

Management of the Fund — The Investment Manager and Sub-Adviser (Page 12)

13.
Please provide in this section the name, title, and length of service of the individuals employed by or associated with the Fund who are primarily responsible for the day-to-day management of the Fund's portfolio ("Portfolio Managers"), and state each Portfolio Manager's business experience during the past five years. See Item 9.c of Form N-2.

The Registrant will add the requested disclosure.

Risk Factors — Strategy Risk — Inability to Vote (Page 21)

14.
Disclosure in this section provides that, in order to ensure that a Portfolio Fund is not deemed an "affiliated person" of the Fund for purposes of the 1940 Act, the Fund may enter into contractual arrangements under which the Fund irrevocably waives its rights to vote its interests in a Portfolio Fund. Additionally, the Investment Manager will decide whether to waive these rights and, in making these decisions, will consider the amounts invested by the Fund and its other clients in the particular Portfolio Fund. Please disclose any contractual arrangements under which the Fund would waive voting rights, and whether the Directors have adopted any procedures for waiving voting rights. Also, please explain to us how waiving voting rights with respect to Portfolio Funds is consistent with the Investment Manager's and Directors' fiduciary obligations to Interest holders.

The Registrant does not currently have any contractual agreements under which the Fund will waive voting rights.  The Registrant’s Directors have not adopted procedures for waiving voting rights.  Waiver of voting rights may, in certain circumstances, allow the Registrant and other funds advised by the Investment Manager to invest in Portfolio Funds in which the Registrant, but for its waiver of voting rights, would not otherwise be able to invest.

Please also disclose the possible impact that the ability to waive voting rights may have on the Fund's operations, including whether the Fund intends to own 5 percent or more of the voting securities of any Portfolio Fund, as well as the impact, if any, the waiver arrangements may have on the ability of the Fund and other clients of the

Investment Manager to invest in the same Portfolio Funds.

In order to avoid becoming subject to certain Investment Company Act prohibitions with respect to affiliated transactions, the Fund intends to own less than 5% of the voting securities of each Portfolio Fund.  This limitation on owning voting securities is intended to ensure that a Portfolio Fund is not deemed an “affiliated person” of the Fund for purposes of the Investment Company Act, which may, among other things, potentially impose limits on transactions with the Portfolio Funds, both by the Fund and other clients of the Investment Manager.

Risk Factors — Strategy Risk — High-Yield Securities (Page 23)

15.	This paragraph provides a description of the risks associated with high-yield securities. Please include the term "junk bonds" in this disclosure.

The Registrant will make the requested change.

Risk Factors — Strategy Risk — Counterparty and Settlement Risk (Page 26)

16.
This section describes the risk of counterparty default. Please explain to us whether the Fund attempts to mitigate counterparty risk by limiting the amount of its exposure to each individual counterparty. We may have additional comments after reviewing your response.

The Registrant invests in Portfolio Funds that it does not control.  Therefore, it cannot control the counterparties engaged by the Portfolio Funds.  However, the Investment Manager does monitor the main counterparty exposures for each Portfolio Fund manager.   Such monitoring includes, but is not limited to, monitoring of credit default spreads, equity prices, and credit ratings.  The Investment Manager also has active dialogues with each Portfolio Fund manager regarding their counterparty management process.   If the Investment Manager feels uncomfortable with any particular situation, it could take various actions, including, without limitation, reducing exposure to such Portfolio Fund manager, or withdrawing from the Portfolio Fund.

Risk Factors — Fund Structure Risk —Regulatory Risk (Page 30)

17.
Disclosure in this section states that the effect of regulatory change on the Fund could be substantial and adverse. In addition, the disclosure on page 11 provides that the Fund has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodity Exchange Act of 1974, as amended, and that the Commodity Futures Trading Commission ("CFTC") has "proposed" rulemaking which, if enacted, could limit or eliminate exemptions currently relied on by the Fund, as well as by many of the Portfolio Funds. The CFTC has recently adopted rules related to the proposed rulemaking. Please revise the disclosure accordingly and discuss the impact of the rule change, if any, on the Fund.

The Registrant will delete the second sentence under “Futures Transactions” on page 11 and replace it with the following:

In February 2012, the Commodity Futures Trading Commission (the “CFTC”) adopted certain regulatory changes that will subject the adviser of an investment company to registration with the CFTC as a Commodity Pool Operator (“CPO”) if the investment company is unable to comply with certain trading and marketing limitations.

With respect to investments in swap transactions, commodity futures, commodity options or certain other derivatives used for purposes other than bona fide hedging purposes, an investment company must meet one of the following tests under the amended regulations in order to claim an exemption from being considered a “commodity pool” or a CPO. First, the aggregate initial margin and premiums required to establish an investment company’s positions in such investments may not exceed five percent (5%) of the liquidation value of the investment company’s portfolio (after accounting for unrealized profits and unrealized losses on any such investments). Alternatively, the aggregate net notional value of such instruments, determined at the time of the most recent position established, may not exceed one hundred percent (100%) of the liquidation value of the investment company’s portfolio (after accounting for unrealized profits and unrealized losses on any such positions).  In addition to meeting one of the foregoing trading limitations, the investment company may not market itself as a commodity pool or otherwise as a vehicle for trading in the commodity futures, commodity options or swaps and derivatives markets.  In the event that either the Investment Manager or Sub-Adviser was required to register as a CPO, the disclosure and operations of the Fund would need to comply with all applicable CFTC regulations.  Compliance with these additional registration and regulatory requirements would increase operational expenses.  Other potentially adverse regulatory initiatives could also develop. A related CFTC proposal to harmonize applicable CFTC and SEC regulations could, if adopted, mitigate certain disclosure and operational burdens if CPO registration were required.

Conflicts of Interest (Page 32)

18.
This section provides that the Investment Manager and Sub-Adviser have an incentive to favor other accounts that they currently manage over the Fund, including those accounts from which they receive greater compensation than they receive from the Fund. In addition, in instances where Portfolio Funds may not accept investments from both the Fund and other investment vehicles, the Investment Manager and Sub-Adviser intend to give priority to the other investment vehicles. Also, the Investment Manager and Sub-Adviser may engage in proprietary trading in competition with the Fund. Please explain to us how these activities are consistent with the Investment Manager's and Sub-Adviser's fiduciary obligations to Interest holders.

The Registrant notes that this disclosure is inconsistent with the Investment Manager’s allocation policy, which provides that generally all investment opportunities will be allocated pro rata to appropriate and suitable accounts.  The disclosure will be revised accordingly.

Statement of Additional Information Fundamental Policies (Page 1)

19.
The seventh fundamental policy provides that the Fund will consider the concentration of underlying Portfolio Funds when determining compliance with its concentration policy. However, the Industry Concentration Risk disclosure on page 15 of the prospectus states that it is possible that the assets of Portfolio Funds in which the Fund has invested will, in the aggregate be invested in a single industry or group of related industries constituting 25% or more of the value of their combined total assets. Please explain to us why these two disclosures are not inconsistent.

The Registrant will be an investor in Portfolio Funds and will not be able to dictate the Portfolio Funds’ investment decisions.  As such, it is possible that, through the investment decisions of Portfolio Fund Managers, it is possible that 25% or more of the Registrant’s assets will be invested in a single industry or group of related industries.  However, FEG Absolute Access Fund LLC, another registered investment company advised by the Investment Manager, was requested to add the disclosure that FEG Absolute Access Fund LLC would consider the concentration of underlying Portfolio Funds when determining compliance with its concentration policy.

Board of Directors and Officers (Page 17)

20.
The tables of interested and independent director information show other directorships held by each director. Please revise the tables or otherwise provide disclosure of any directorships held by each director during the past five years. See Item 18.6(b) to Form N-2.

The Registrant believes that the referenced tables already contain the requested disclosure.

General

The Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•
Comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing;

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States; and

•
the Division of Enforcement of the SEC has access to all information the Registrant provides to the staff in connection with its review of the Registrant’s filing or in response to the staff’s comments to the Registrant’s filing.

* * *

We thank you for your assistance.  If you should have any questions regarding the Registrant’s response to your comments, please do not hesitate to contact the undersigned at (215) 988-3328.

Sincerely,

/s/ Andrew E. Seaberg
Andrew E. Seaberg